ZoomInfo Technologies Inc.
805 Broadway Street, Suite 900
Vancouver, Washington 98660
Via EDGAR Transmission

February 5, 2025
U.S. Securities and Exchange Commission
Division of Corporation Finance, Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Laura Veator
Stephen Krikorian
Re:    ZoomInfo Technologies Inc. (the “Company”)
Form 10-K for the Year Ended December 31, 2023
Filed February 15, 2024
File No. 001-39310

Ladies and Gentlemen:
We hereby submit the Company’s response to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) conveyed in a letter to the Company, dated January 22, 2025, in connection with the Staff’s review of the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 (the “Form 10-K”). For your convenience, we have reproduced the Staff’s comments in bold preceding our response.
Form 10-K for the Year Ended December 31, 2023
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures
Adjusted Operating Income, Adjusted Operating Income Margin, and Adjusted Net Income

1.In your response to prior comment one you indicate that you calculate the tax impact of adjustments to net income by taking the total gross value of the adjustments and multiplying it by the Company’s U.S. federal and state statutory tax rate. You then recalculate the tax impact of book-tax differences related to equity compensation, the tax receivable agreements, restructuring and transactional-related expenses. Clarify if there is a book tax difference relating to the tax receivable remeasurement adjustment and how it is reflected in the components of the “tax impact of adjustments to net income” that you provide.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s remeasurement of the tax receivable agreement (the “TRA”) liability recorded to Other income (expense) results in a temporary book-tax difference that is tax-effected at the combined federal and state statutory tax rate in computing income tax expense under U.S. GAAP. In accordance with, and with consideration of the guidance provided by, ASC 740-10-25, the Company recorded such temporary book-tax difference as a deferred tax asset. Where the book-tax difference is temporary in nature, it results in a deferred tax asset. Within the components of the “tax impact of adjustments to net income,” the remeasurement of the TRA liability is included within “Tax expense computed at U.S. federal statutory rate,” as the TRA remeasurement is excluded from Adjusted Net Income.

U.S. Securities and Exchange Commission
February 5, 2025
2
2.Please further clarify the tax benefits relating to “amortization of corporate structure simplification costs” included in your response to prior comment one. Describe the transactions that gave rise to these costs, your accounting for these costs on a book and tax basis, and the impacts on your GAAP income before taxes and GAAP provision for income taxes for years ended 2023 and 2022. Clarify whether the adjustments relate to book-tax differences of your non-GAAP adjustments. If not, clarify how you determined that these are appropriate non-GAAP adjustments. Tell us how your non-GAAP measure includes the current and deferred income tax expense commensurate with the non-GAAP measure of profitability. Refer to Question 102.11 of the Commission’s Non-GAAP Compliance and Disclosure Interpretations.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the transactions that gave rise to the corporate structure simplification costs are described in Note 1, Organization and Background, of the Company’s Form 10-K under the captions “Corporate Structure Simplification Transactions” and “Holding Company Reorganization.” As described therein, in September 2021, the Board of Directors unanimously approved the streamlining of the Company’s corporate structure and governance by eliminating the Company’s umbrella partnership corporation (commonly referred to as an ‘UP-C structure’) and multi-class voting structure (such transactions, the “2021 Corporate Structure Simplification Transactions”). Our accounting for these costs on a book and tax basis are presented below:
No book basis was received in connection with the 2021 Corporate Structure Simplification Transactions.

•The tax basis primarily resulted in tax-only goodwill, which is amortizable over a 15 year period for U.S. federal income tax purposes. For U.S. GAAP purposes, a deferred tax asset was created for this tax-only goodwill through equity at the time of the transactions to account for the tax basis in excess of book.
•For U.S. GAAP purposes in 2022 and 2023, the amortization of the tax basis resulted in no impact to GAAP income before taxes and no impact to GAAP provision for income taxes.
The tax amortization is, however, included as a book-tax difference in calculating the Tax impacts of adjustments to net income. In the revised reconciliation of Net income (loss) to Adjusted Net Income provided in our previous response, note (d) captures this book tax difference as follows:

“... recognizing $60 million of tax benefit related to the amortization of costs associated with corporate structure simplification…”
With respect to Question 102.11 of the Staff’s Non-GAAP Compliance and Disclosure Interpretations, the Company has considered the Staff’s interpretive position that if the non-GAAP measure is a performance measure related to profitability, the Company must include both current and deferred income tax expense that is consistent with the adjusted measure. The Company confirms that there are no offsetting adjustments to be made with respect to current and deferred income tax expense. The adjustment represents a distinct economic benefit that is separate from tax effects of other non-GAAP adjustments. Specifically, we retain 15% of the tax savings generated in connection with the TRA and 100% of the non-TRA-related tax savings generated from amortization of tax goodwill created in the 2021 Corporate Structure Simplification Transactions.

U.S. Securities and Exchange Commission
February 5, 2025
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If you should have any further questions or need additional information concerning these responses, please contact the undersigned at 301-758-6632.

Sincerely,

/s/ M. Graham O’Brien
M. Graham O’Brien
Interim Chief Financial Officer

cc:    Ashley McGrane, General Counsel and Corporate Secretary, ZoomInfo Technologies Inc.
Jay H. Knight, Partner, Barnes & Thornburg LLP
Ryan Marquez, Partner, KPMG LLP